                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 6)*

                                BGS SYSTEMS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.10 PAR VALUE
                         (Title of Class of Securities)

                                   055442 10 7
                                 (CUSIP Number)

                             STEVEN N. FARBER, ESQ.
                               PALMER & DODGE LLP
                                ONE BEACON STREET
                           BOSTON, MASSACHUSETTS 02108
                                 (617) 573-0100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                NOVEMBER 17, 1997
             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 pages)

------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-----------------------------------                                                               --------------------------------
CUSIP NO.  055442 10 7                                          13D                                        2 OF 13 PAGES
-----------------------------------                                                               --------------------------------

----------------------------------------------------------------------------------------------------------------------------------
              NAME OF REPORTING PERSONS
     1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

              ROBERT P. GOLDBERG REVOCABLE TRUST #2                         IRS IDENTIFICATION NO. 04-6764262
----------------------------------------------------------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) |_|
     2                                                                                                                   (b) |_|

----------------------------------------------------------------------------------------------------------------------------------
              SEC USE ONLY
     3

----------------------------------------------------------------------------------------------------------------------------------
              SOURCE OF FUNDS*
     4
              OO (NONE)
----------------------------------------------------------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
     5        2(e)  |_|

----------------------------------------------------------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              COMMONWEALTH OF MASSACHUSETTS
----------------------------------------------------------------------------------------------------------------------------------
          NUMBER OF                            SOLE VOTING POWER
                                      7
            SHARES                             NONE
                               ---------------------------------------------------------------------------------------------------
         BENEFICIALLY                          SHARED VOTING POWER
                                      8
           OWNED BY                            NONE
                               ---------------------------------------------------------------------------------------------------
             EACH                              SOLE DISPOSITIVE POWER
                                      9
          REPORTING                            NONE
                               ---------------------------------------------------------------------------------------------------
            PERSON                             SHARED DISPOSITIVE POWER
                                     10
             WITH                              NONE
----------------------------------------------------------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
              NONE
----------------------------------------------------------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         |_|
    12

----------------------------------------------------------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
              0%
----------------------------------------------------------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
    14
              OO (TRUST)
----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------                                                              --------------------------------
CUSIP NO.  055442 10 7                                          13D                                     PAGE 3 OF 13 PAGES
-----------------------------------                                                              --------------------------------

----------------------------------------------------------------------------------------------------------------------------------
              NAME OF REPORTING PERSONS
     1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

              VARIATIONS TRUST                    IRS IDENTIFICATION NO. APPLIED FOR
----------------------------------------------------------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) |_|
     2                                                                                                                   (b) |_|

----------------------------------------------------------------------------------------------------------------------------------
              SEC USE ONLY
     3

----------------------------------------------------------------------------------------------------------------------------------
              SOURCE OF FUNDS*
     4
              OO (NONE)
----------------------------------------------------------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
     5        2(e)  |_|

----------------------------------------------------------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              NEW YORK
----------------------------------------------------------------------------------------------------------------------------------
          NUMBER OF                            SOLE VOTING POWER
                                      7
            SHARES                             NONE
                               ---------------------------------------------------------------------------------------------------
         BENEFICIALLY                          SHARED VOTING POWER
                                      8
           OWNED BY                            NONE
                               ---------------------------------------------------------------------------------------------------
             EACH                              SOLE DISPOSITIVE POWER
                                      9
          REPORTING                            NONE
                               ---------------------------------------------------------------------------------------------------
            PERSON                             SHARED DISPOSITIVE POWER
                                     10
             WITH                              677,274
----------------------------------------------------------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
              677,274
----------------------------------------------------------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         |_|
    12

----------------------------------------------------------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
              10.5%
----------------------------------------------------------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
    14
              OO (TRUST)
----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------                                                               --------------------------------
CUSIP NO.  055442 10 7                                          13D                                       PAGE 4 OF 13 PAGES
-----------------------------------                                                               --------------------------------

----------------------------------------------------------------------------------------------------------------------------------
              NAME OF REPORTING PERSONS
     1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

              JUDITH N. GOLDBERG
----------------------------------------------------------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) |_|
     2                                                                                                                   (b) |_|

----------------------------------------------------------------------------------------------------------------------------------
              SEC USE ONLY
     3

----------------------------------------------------------------------------------------------------------------------------------
              SOURCE OF FUNDS*
     4
              OO (NONE)
----------------------------------------------------------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
     5        2(e)  |_|

----------------------------------------------------------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              UNITED STATES OF AMERICA
----------------------------------------------------------------------------------------------------------------------------------
          NUMBER OF                            SOLE VOTING POWER
                                      7
            SHARES                             723,122
                               ---------------------------------------------------------------------------------------------------
         BENEFICIALLY                          SHARED VOTING POWER
                                      8
           OWNED BY                            45,000
                               ---------------------------------------------------------------------------------------------------
             EACH                              SOLE DISPOSITIVE POWER
                                      9
          REPORTING                            16,000
                               ---------------------------------------------------------------------------------------------------
            PERSON                             SHARED DISPOSITIVE POWER
                                     10
             WITH                              752,122
----------------------------------------------------------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
              768,122
----------------------------------------------------------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         |X|
    12

----------------------------------------------------------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
              11.9%
----------------------------------------------------------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
    14
              IN
----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------                                                               --------------------------------
CUSIP NO.  055442 10 7                                          13D                                       PAGE 5 OF 13 PAGES
-----------------------------------                                                               --------------------------------

----------------------------------------------------------------------------------------------------------------------------------
              NAME OF REPORTING PERSONS
     1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

              C. RUSSEL HANSEN, JR.
----------------------------------------------------------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a) |_|
     2                                                                                                                   (b) |_|

----------------------------------------------------------------------------------------------------------------------------------
              SEC USE ONLY
     3

----------------------------------------------------------------------------------------------------------------------------------
              SOURCE OF FUNDS*
     4
              OO (NONE)
----------------------------------------------------------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
     5        2(e)  |_|

----------------------------------------------------------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION
     6
              UNITED STATE OF AMERICA
----------------------------------------------------------------------------------------------------------------------------------
                                               SOLE VOTING POWER
          NUMBER OF                   7
                                               12,207
            SHARES
                               ---------------------------------------------------------------------------------------------------
         BENEFICIALLY                          SHARED VOTING POWER
                                      8
           OWNED BY                            167,320
                               ---------------------------------------------------------------------------------------------------
             EACH                              SOLE DISPOSITIVE POWER
                                      9
          REPORTING                            12,207
                               ---------------------------------------------------------------------------------------------------
            PERSON                             SHARED DISPOSITIVE POWER
                                     10
             WITH                              874,442
----------------------------------------------------------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
              886,649
----------------------------------------------------------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         |_|
    12

----------------------------------------------------------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
              13.9%
----------------------------------------------------------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
    14
              IN
----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------           --------------------------------
CUSIP NO.  055442 10 7                 13D             PAGE 6 OF 13 PAGES
-----------------------------------           --------------------------------



     Pursuant to Rule 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, Robert P. Goldberg Revocable Trust #2 (the "Trust"), Variations Trust (the "Variations Trust"), Judith N. Goldberg and C. Russel Hansen, Jr. (collectively, sometimes referred to as the "Reporting Persons"), hereby file this Amendment No. 6 ("Amendment No. 6") to the original Schedule 13D Statement ("Original 13D") dated January 24, 1994. The information contained in the Original 13D, as amended, is hereby further amended and supplemented as follows and, except as so amended and supplemented, is unchanged.

ITEM 1. SECURITY AND ISSUER

     No change.

ITEM 2. IDENTITY AND BACKGROUND

     As more fully described in Item 4 below, on November 17, 1997, the Trust completed a discretionary distribution of an aggregate of 707,122 shares of common stock, $.10 par value per share (the "Common Stock") of BGS Systems, Inc. ("BGS" or the "Issuer") to Judith N. Goldberg, a co-trustee and the sole beneficiary of the Trust. As a result, the Trust's beneficial ownership, within the meaning of Rule 13d-3, decreased to below 5% of the outstanding shares of BGS Common Stock, and the Trust no longer is a Reporting Person. This Amendment No. 6 serves to remove the Trust from this joint filing.

     (A) - (C) AND (F) This statement is being filed by the Variations Trust, a trust formed under the laws of the State of New York, C. Russel Hansen, Jr., as co-trustee, and Judith N. Goldberg, both as co-trustee and individually. The address of the Variations Trust and Mrs. Goldberg is 128 Allerton Road, Newton, Massachusetts 02161.

     Mr. Hansen is President and Chief Executive Officer of The National Association of Corporate Directors; his business address is 1707 L Street N.W., Suite 560, Washington, D.C. 20036.

     (D) AND (E) During the last five years, neither the Variations Trust, Mr. Hansen nor Mrs. Goldberg has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

-----------------------------------          --------------------------------
CUSIP NO.  055442 10 7                 13D        PAGE 7 OF 13 PAGES
-----------------------------------          --------------------------------



ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As more fully described in Item 4 below, on November 17, 1997, Mrs. Goldberg transferred by gift, as settlor, 677,274 shares of BGS Common Stock to the Variations Trust for the benefit of herself and her children. Mrs. Goldberg had held these shares as the result of a discretionary distribution from the Trust.

ITEM 4. PURPOSE OF TRANSACTIONS

     On November 17, 1997, the trustees of the Trust directed that an aggregate of 707,122 shares of BGS Common Stock be distributed to Mrs. Goldberg, the sole beneficiary of the Trust. On that same date, Mrs. Goldberg transferred 677,274 of those shares to the Variations Trust, a grantor-retained annuity trust of which she and Mr. Hansen serve as co-trustees and of which she is the annuity beneficiary.

     Except as described in Item 6 below, or incorporated therein by reference, neither the co-trustees of the Variations Trust nor Mrs. Goldberg, individually, have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Rule 13d-101. In addition, Mr. Hansen is an independent trustee under the Variations Trust, the Children's Trusts and the 1997 Trusts (both as defined below) and it is his position that he has not agreed to act in concert with any of the other trustees with respect to the BGS Common Stock comprising a portion of either the Variations Trust's, the Children's Trusts' or the 1997 Trusts' assets.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

     The following information is provided in response to Item 5 of Rule 13d-101 and the percentages are based on a total of 6,429,698 shares of BGS Common Stock outstanding as of October 31, 1997, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 1997.

     (A) AND (B) The Variations Trust owns beneficially, within the meaning of Rule 13d-3, 677,274 shares of BGS Common Stock, constituting approximately 10.5% of the outstanding shares of BGS Common Stock.

     Mrs. Goldberg owns beneficially, within the meaning of Rule 13d-3, 768,122 shares of BGS Common Stock, constituting approximately 11.9% of the outstanding shares of BGS Common Stock. These shares include (a) 677,274 shares of BGS Common Stock held of record by the Variations Trust, over which Mrs. Goldberg
(i) has reserved sole power to vote and (ii) has shared power, as co-trustee, to control disposition; (b) 45,000 shares of BGS Common Stock held of record by the Robert Goldberg Generation Skipping Trust (the "Generation Skipping Trust"), over which Mrs. Goldberg has shared power, as co-trustee, to vote and to control disposition; (c) 29,848 shares of BGS Common Stock held of record by four irrevocable trusts (the "1997 Trusts")

-----------------------------------         --------------------------------
CUSIP NO.  055442 10 7                13D        PAGE 8 OF 13 PAGES
-----------------------------------         --------------------------------


(7,462 shares each) for the benefit of Mrs. Goldberg's four children, over which Mrs. Goldberg (i) has reserved sole power to vote and (ii) has shared power to control disposition; and (d) 16,000 shares of BGS Common Stock that Mrs. Goldberg has the right to acquire within 60 days of the date hereof through the exercise of options, over which Mrs. Goldberg would have sole power to vote and control disposition.

     Mrs. Goldberg may be deemed to own beneficially, within the meaning of Rule 13d- 3, an additional 303,756 shares of BGS Common Stock, constituting approximately 4.7% of the outstanding shares of BGS Common Stock. These shares include: (a) 6,436 shares of BGS Common Stock owned directly by two of Mrs. Goldberg's four children (3,218 shares each) who are of the age of majority and share Mrs. Goldberg's household; (b) 122,320 shares of BGS Common Stock held of record by four irrevocable trusts (the "Children's Trusts") (30,580 shares in each trust) for the benefit of Mrs. Goldberg's four children, over which two co-trustees unrelated to Mrs. Goldberg share power to vote and to control disposition; and (c) 175,000 shares of BGS Common Stock owned by Smiley Partners, L.P., over which the general partner, who is a relative of Mrs. Goldberg, has sole power to vote and to control disposition of the shares. Mrs. Goldberg disclaims beneficial ownership of these 303,756 shares of BGS Common Stock.

     Mr. Hansen owns beneficially, within the meaning of Rule 13d-3, 886,649 shares of BGS Common Stock, constituting approximately 13.9% of the outstanding shares of BGS Common Stock. These shares include: (a) 677,274 shares of BGS Common Stock held of record by the Variations Trust, over which Mr. Hansen has shared power, as co-trustee, to control disposition; (b) 122,320 shares of BGS Common Stock held of record by the Children's Trusts, over which Mr. Hansen has shared power, as co-trustee, to vote and to control disposition; (c) 45,000 shares of BGS Common Stock held of record by the Generation Skipping Trust, over which Mr. Hansen has shared power, as co-trustee, to vote and to control disposition; (d) 29,848 shares of BGS Common Stock held of record by the 1997 Trusts, over which Mr. Hansen has shared power, as co-trustee, to control disposition; and (e) 12,207 shares owned directly by Mr. Hansen over which he has sole power to vote and to control disposition.

     As more fully described in Item 6 below, the Variations Trust, Mrs. Goldberg and Mr. Hansen all currently share their respective power to vote and to control disposition of the shares of BGS Common Stock with BMC Software, Inc. ("BMC"), a Delaware corporation with its principal business offices located at 2101 Citywest Blvd., Houston, TX 77042.

     (C) As more fully described in Item 4 above, on November 17, 1997, the Trust completed a discretionary distribution of an aggregate of 707,122 shares of BGS Common Stock to Mrs. Goldberg.

     On that same date Mrs. Goldberg transferred by gift (i) 677,274 of those shares to the Variations Trust and (ii) the remaining 29,848 of those shares to the 1997 Trusts.

-----------------------------------           --------------------------------
CUSIP NO.  055442 10 7                 13D         PAGE 9 OF 13 PAGES
-----------------------------------           --------------------------------


     On January 30, 1998, Mrs. Goldberg and Mr. Hansen, as co-trustees of the Trust, completed a discretionary distribution of the remaining 45,000 shares of BGS Common Stock held of record by the Trust to the Generation Skipping Trust.

     As more fully described in Item 6 below, on January 31, 1998, Mrs. Goldberg, individually and as co-trustee of the Variations Trust and the Generation Skipping Trust, and Mr. Hansen, as co-trustee of the Variations Trust, the Children's Trusts and the Generation Skipping Trust, granted options to purchase certain shares of BGS Common Stock to BMC.

     (D)  No change.

     (E) On November 17, 1997, the Trust ceased to be the beneficial owner of more than 5% of the outstanding shares of BGS Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information contained in Item 6 of the Original 13D, as amended, is hereby further amended and supplemented as follows.

     On January 31, 1998, Mrs. Goldberg, individually and as co-trustee of the Variations Trust and the Generation Skipping Trust, and Mr. Hansen, as co-trustee of the Variations Trust, the Children's Trusts and the Generation Skipping Trust, granted options (each an "Option") to purchase an aggregate of 860,594 shares of BGS Common Stock, including 16,000 shares of BGS Common Stock that Mrs. Goldberg has the right to acquire through the exercise of options, at an exercise price of $45 per share to BMC. The Options were granted pursuant to the terms of stockholder agreements (each a "Stockholder Agreement") dated as of January 31, 1998 by and between BMC and each of Mrs. Goldberg and the three trusts. Each Stockholder Agreement was executed and delivered in connection with, and as a condition to, BMC's execution of an Agreement and Plan of Reorganization (the "Merger Agreement") dated as of January 31, 1998 by and among BMC, Ranger Acquisition Corp. ("Merger Sub") and the Issuer, pursuant to which Merger Sub, a wholly owned subsidiary of BMC, will be merged with and into the Issuer, with the Issuer becoming a wholly owned subsidiary of BMC. Copies of the form of Stockholder Agreement and the Merger Agreement are filed as Exhibit B and Exhibit C hereto and incorporated herein by reference.

     In addition, Jeffrey P. Buzen, Harold S. Schwenk, Jr., Paula H.J. Schwenk, the Schwenk Family Remainder Trust-1995 and Smiley Partners, L.P. (the "Other Stockholders") also granted Options to purchase an aggregate 2,713,664 shares of BGS Common Stock.

     The Options will become exercisable in whole or in part at any time before their expiration in specified circumstances principally involving (a) the termination of the Merger Agreement due to certain breaches thereof by the Issuer and (b) the failure of the Issuer to obtain stockholder approval of the Merger after to the announcement of a proposed acquisition of the Issuer by a party other than BMC. The Options expire upon the earliest of (a) the effective time of the

-----------------------------------           --------------------------------
CUSIP NO.  055442 10 7                13D          PAGE 10 OF 13 PAGES
-----------------------------------           --------------------------------


Merger, (b) 45 days after the termination of the Merger Agreement for reasons triggering exercisability and (c) the termination of the Merger Agreement for reasons other than those triggering exercisability.

     In addition, pursuant to the terms of each Stockholder Agreement, Mrs. Goldberg, the Variations Trust, the Children's Trusts, the Generation Skipping Trust and the Other Stockholders each has agreed to vote in favor of the Merger and to appoint BMC as attorney and proxy for such purpose.

     Except as set forth in this Item 6, the Merger Agreement and the Stockholder Agreement, neither Mrs. Goldberg nor Mr. Hansen has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. Mrs. Goldberg and Mr. Hansen expressly disclaim the existence of a group with or among the Other Stockholders.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

   Exhibit A      Agreement Relating to the Filing of Joint Statements Pursuant
                  to Rule 13d-1(f).

   Exhibit B      Form of Stockholder Agreement dated as of January 31, 1998 by and between BMC Software, Inc. and each of the Reporting
                  Persons.

   Exhibit C      Agreement and Plan of Reorganization dated as of January 31,
                  1998 by and among BMC Software, Inc., Ranger Acquisition Corp.
                  and BGS Systems, Inc.

-----------------------------------          --------------------------------
CUSIP NO.  055442 10 7                13D         PAGE 11 OF 13 PAGES
-----------------------------------          --------------------------------



                                    SIGNATURE
                                    ---------

     The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

Date:    March 18, 1998

                                  ROBERT P. GOLDBERG REVOCABLE TRUST #2


                                  By: /s/ Judith N. Goldberg
                                     -----------------------------------
                                     Judith N. Goldberg, Trustee


                                  By: /s/ C. Russel Hansen, Jr.
                                     -----------------------------------
                                     C. Russel Hansen, Jr., Trustee


                                  VARIATIONS TRUST


                                  By: /s/ Judith N. Goldberg
                                     -----------------------------------
                                     Judith N. Goldberg, Trustee


                                  By: /s/ C. Russel Hansen, Jr.
                                     -----------------------------------
                                     C. Russel Hansen, Jr., Trustee


                                     /s/ Judith N. Goldberg
                                     -----------------------------------
                                     Judith N. Goldberg, Individually


                                     /s/ C. Russel Hansen, Jr.
                                     -----------------------------------
                                     C. Russel Hansen, Jr., Individually

-----------------------------------         --------------------------------
CUSIP NO.  055442 10 7                13D        PAGE 12 OF 13 PAGES
-----------------------------------         --------------------------------



                                  EXHIBIT INDEX
                                  -------------

 EXHIBIT   DESCRIPTION
 -------   -----------

    A Agreement Relating to the Filing of Joint Statements Pursuant to Rule 13d-1(f). Filed herewith.

    B Form of Stockholder Agreement dated as of January 31, 1998 by and between BMC Software, Inc. and each of the Reporting Persons (Incorporated by reference to Exhibit 99.1 of the Issuer's Current Report on Form 8-K filed February 3, 1998 (File No. 000-12192)).

    C Agreement and Plan of Reorganization dated as of January 31, 1998 by and among BMC Software Inc., Ranger Acquisition Corp. and BGS Systems Inc. (Incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K filed February 3, 1998 (File No. 000-12192)).